UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




14030174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

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SEC FILE NUMBER
8- 67551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendant Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5347 South Valentia Way, Suite 250
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Wyka (303) 221-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Susan Wyka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendant Financial Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public



DEBRA J KENNEDY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024001536
MY COMMISSION EXPIRES MARCH 4, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDANT FINANCIAL PARTNERS, LLC

TABLE OF CONTENTS


Spicer Jeffries LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Ascendant Financial Partners, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Ascendant Financial Partners, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ascendant Financial Partners, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2014


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ASCENDANT FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	14,733
Accounts receivable		5,231
Total assets	**$**	**19,964**

MEMBER'S EQUITY

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)	**$**	**19,964**

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ascendant Financial Partners, LLC (the "Company"), a Colorado limited liability company, was formed in August 2006 and began operating as a licensed broker-dealer in May 2007. The Company is wholly owned by Ascendant Partners, Inc. (the "Parent"). Ascendant Consulting Partners, LLC ("ACP") is also wholly owned by the Parent. Other than direct broker dealer expenses and an expense sharing allocation between the Company and ACP, all payroll and overhead expenses are incurred by and paid by ACP.

The Company's operations are headquartered in Greenwood Village, Colorado.

The Company will be economically dependent upon the financial support of its Parent should it fail to achieve profitable operations. The members of the Parent have committed to provide the Company with such financial support, personally or through another appropriate entity so long as the Parent, the Company and affiliates maintain the same relationship.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company provides investment banking and advisory services to clients primarily in the renewable energy, food and agribusiness industries. The Company does not hold customer funds or securities.

Revenue Recognition

The Company earned substantially all of its revenue from investment banking and advisory services provided under contractual arrangements that generally require clients to pay fixed or determinable service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes service fees as revenue when the related services are provided and recognizes transaction fees as revenue when the underlying transaction is completed and collectability is reasonably assured.

Deferred revenue

Deferred revenue represents amounts billed or collected but not yet earned under existing agreements and is classified as "accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition. There were no deferred revenues as of December 31, 2013.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

Allowance for doubtful accounts

Accounts receivable consists of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of December 31, 2013, the Company had no accounts receivable deemed uncollectible.

Income taxes

Because the Company is a limited liability company, it is not subject to income taxes. Instead, the member is taxed on the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

Concentrations

During the year ended December 31, 2013, two clients accounted for approximately 73% and 18% of the Company's total investment banking and advisory service revenue. They are no longer clients. At December 31, 2013, two clients accounted for the outstanding accounts receivable balance.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Company had net capital and net capital requirements of $14,733 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent, through ACP, provides substantially all of the general and administrative services to the Company. The Parent allocates expenses on a reasonable allocation basis directly based upon usage by the Company of the Parent's and ACP's property, personnel, rent and other services. These expenses are charged to the Company on a monthly basis and are recorded in the Company's financial statements. For the year ended December 31, 2013, the Company was charged $3,000 by the Parent under an expense sharing agreement between AFP and ACP. As of December 31, 2013, the amount owed to the Company's Parent for general and administrative services was zero.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents and accounts receivable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The United States is experiencing instability in the financial markets and investment banking systems which is likely to continue to have far-reaching effects on economic activity for an indeterminable period. The impact on the economy and the Company's operating activities cannot be predicted at this time but may be substantial.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosure and/or adjustments except as disclosed below. The Company entered into a new expense sharing agreement with its Parent as of January 21, 2014. Under the new agreement, the Company will be charged $5,200 per month by ACP.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Ascendant Financial Partners, LLC
5347 S. Valentia Way, Suite 250
Greenwood Village, CO 80111

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Ascendant Financial Partners, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
February 9, 2014

ASCENDANT FINANCIAL PARTNERS, LLC

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2013

General Assessment per Form SIPC-7, including interest, as amended	$ 14,844
Less payment made with Form SIPC-6	(246)
Less payment made with original Form SIPC-7	(14,648)
Overpayment carried forward, per amended Form SIPC-7	**$ (50)**

See accompanying accountants' report.